Mail Stop 03-06


						May 3, 2005

James Hennen
Chief Financial Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, Minnesota  55369


	Re:	Vascular Solutions, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
			Filed February 10, 2005
		File No. 0-27605

Dear Mr. Hennen:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant